2015-12-16, 14:17:02, EST

File insider report – Completed

The transaction has been reported.

Reported transactions for this session.

Insider:	Gress.A	Issuer:	TransGlobe Ener	Security	Common Sha

Transaction Number	2756253
Security designation	Common Shares
Opening balance of securities held	58814
Date of transaction	2015-12-16
Nature of transaction	10 – Acquisition or disposition in the public market
Number or value or underlying securities acquired	4000
Equivalent number or value or underlying securities acquired	4000
Number or value of securities or contracts disposed of
Equivalent number or value of securities or contracts disposed of
Unit price or exercise price	2.17	Currency	Canadian Dollar

Closing balance of securities held	62814	Insider’s
		calculated
		balance
Filing date/time	2015-12-16
	14:16:59
General remarks (if necessary to describe the transaction)
Private remarks to securities regulatory authorities